As filed with the Securities and Exchange Commission on February 13, 2002

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
For the month of February 2002

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

MODERN TIMES GROUP MTG AB (publ)

Skeppsbron 18, S-103 13, Stockholm, Sweden

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X...   Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes......   No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
............................N/A..

[London #52220 v1]

FINANSTIDNINGEN AND MODERNA TIDER INCREASED REACH IN 2001

Modern Times Group MTG AB, the international media group, today announced that Finanstidningen has increased its reach further, and consolidates its position as the fastest growing business newspaper in Sweden. The 2001 SIFO Orvesto readership survey for the full year 2001 reported that Finanstidningen's number of readers increased by 4% year on year to 184,000. Furthermore, the survey showed that MTG Publishing's magazine Moderna Tider increased its number of readers by 26% year on year to 68,000.

For further information, please visit www.mtg.se, email info@mtg.se, or contact:

Hans-Holger Albrecht, President & CEO tel: +46 (0) 8 562 000 50
Matthew Hooper, Investor & Press Relations tel: +44 (0) 20 7321 5010

Modern Times Group MTG AB has seven business areas: Viasat Broadcasting (free-to-air and pay TV channels in nine countries), Radio (seven networks in five countries), New Media (the Everyday interactive TV portal, Internet portal, Mobile portal, and teletext services), Publishing (financial news and information services), Modern Interactive (home shopping, e-commerce, and logistics), SDI Media (subtitling and dubbing services), and Modern Studios (content production and library).

Modern Times Group MTG AB's class A and B shares are listed on the Stockholmsbörsen O-list (symbols: MTGA and MTGB) and ADRs are listed on the Nasdaq National Market in New York (symbol: MTGNY).

CONFERENCE CALL INVITATION
FINANCIAL RESULTS FOR THE PERIOD JANUARY - DECEMBER 2001

Tuesday 19th February, 2002
11.00 AM New York time
4.00 PM London time
5.00 PM Stockholm time

PRESENTERS:
Hans-Holger Albrecht - President and Chief Executive Officer
Anders Nilsson - Chief Operating Officer
Mia Brunell - Chief Financial Officer

The results announcement will be released on Tuesday, 19th February, at 8.00am New York time, 1.00pm London time and 2.00pm Stockholm time. The announcement will be available at www.mtg.se, together with a slide presentation and an operational results breakdown.

To register for the teleconference or to listen to a recording after the event, please send an email to register@mtg.se or call the investor relations department on +46 8 562 000 30 or +44 20 7321 5010.

Modern Times Group MTG AB has seven business areas: Viasat Broadcasting (free-to-air and pay TV channels in nine countries), Radio (seven networks in five countries), New Media (the Everyday interactive TV portal, Internet portal, Mobile portal, and teletext services), Publishing (financial news and information services), Modern Interactive (home shopping, e-commerce, and logistics), SDI Media (subtitling and dubbing services), and Modern Studios (content production and library).

Modern Times Group MTG AB's class A and B shares are listed on the Stockholmsbörsen O-list (symbols: MTGA and MTGB) and ADRs are listed on the Nasdaq National Market in New York (symbol: MTGNY).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MODERN TIMES GROUP MTG AB

By: [signature]

Name: Hans-Holger Albrecht
Title: CEO and Executive President of Modern Times Group MTG AB

Date: February 13, 2002